

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 23, 2017

Garrett E. Pierce
Chief Financial Officer
Orbital ATK, Inc.
45101 Warp Drive
Dulles, Virginia 20166

> **Re: Orbital ATK, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **File No. 001-10582**

Dear Mr. Pierce:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure